ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

21 May 2015

PDMR Shareholding

Reed Elsevier announces that today, Mr Ian Fraser, a PDMR, completed the following transactions in the securities of Reed Elsevier:

Exercise of options and share sales

Mr Fraser exercised options to acquire Reed Elsevier PLC (“RE PLC”) and Reed Elsevier NV (“RE NV”) ordinary shares as set out below. All of the ordinary shares acquired on exercise were sold.

	Date of grant		No. of options		Option price	Sale price
RE PLC RE NV	02/05/2012 02/05/2012	49,302	34,650	515.50p	1106.2712p €9.03	€22.809168

In addition, Mr Fraser sold a further 30,457 RE PLC ordinary shares at a price of 1106p per share.

- ENDS -

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